Exhibit 99.1

June 27, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation

Please find enclosed herewith intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, for your reference and records.

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As Above

Wipro Limited	June 27, 2019

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sl. No.	Particulars	Description
1.	Name of the entity in which stake is divested	WAISL Limited (formerly Wipro Airport IT Services Limited) (“WAISL”)

2.	Rationale for the sale	WAISL, which was originally a Joint Venture (JV) between Wipro Limited (74%) and Delhi International Airport Limited (DIAL) (26%), provides various IT Services at Indira Gandhi International Airport, New Delhi.

In April 2018, Wipro Limited sold 63% stake in WAISL to Antariksh Softtech Private Limited (Antariksh) as part of divesture of the subsidiary. Consequent to the aforesaid sale, Wipro Limited held 11% stake in WAISL, with DIAL (26%) and Antariksh (63%) being the other JV partners.

The parties have now mutually agreed to sell the remaining stake in WAISL to Antariksh. Consequently, Wipro Limited has exited the JV by selling the remaining 11% stake in WAISL to Antariksh and the JV agreement has been terminated.

3.	Date on which the agreement for sale has been entered into	June 26, 2019

4.	Government & regulatory approval required	None

5.	The expected date of completion of sale	Completed on June 26, 2019

6.	Consideration received from sale	Rs. 55,00,000/- (Rupees Fifty Five Lakhs only)

7.	Brief details of buyers, including name and area of business, and whether any of the buyers belong to the promoter/promoter group/group companies. If yes, details thereof	The buyer is Antariksh Softtech Private Limited. Antariksh was incorporated in October 2006 and has its registered office at No.11/1, KHR house, Palace road, Bangalore-560052. Antariksh, alongwith its group companies, is engaged in the business of providing technology solutions and other information & communication services.

The buyer does not belong to the promoter/promoter group.

8.	Whether the transaction would fall within related party transactions?	No